Exhibit (a)(1)(V)

Subject: IMPORTANT REMINDER - DEADLINE FOR OPTION EXCHANGE PROGRAM IS THIS FRIDAY, AUGUST 21st

(9:00 p.m., Pacific Time)

To All Eligible Employees:

REMINDER: The deadline for you to elect to participate in the stock option exchange program, or to change your current election, is this Friday, August 21, 2009 (9:00 p.m., Pacific Time.)

If you have already made an election, received a Confirmation of Election, and do not wish to change that election, you do not need to do anything further at this time. This deadline will not be extended, and we will strictly enforce the offering period. We cannot accept any options tendered for exchange, or any improperly tendered options, after the deadline has expired.

If you have not yet participated and wish to participate in the offer to exchange your eligible options, or if you wish to change your election prior to the deadline, you may make an election or change an existing election via Polycom’s offer website at

https://polycom.equitybenefits.com by logging in with your 6 digit employee id and your password that was sent to you via email from OptionExchange@Polycom.com on July 27, 2009 or with the password you set up after your initial login to the website. Alternatively, you may review the offer documents provided to you in the launch email from OptionExchange@Polycom.com dated July 27, 2009, and submit your election via facsimile at 1-925-924-5702.

Please remember that your participation in this offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline, any options you hold will remain subject to their present terms.

Any questions or requests for assistance should be addressed to Polycom’s Stock Administration Department by phone at

925-924-5727 or by email at OptionExchangeQuestions@Polycom.com.